                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 5 )*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 5)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 5)*
                                       of
                            Vanderbilt Partners, L.P.


                    Under the Securities Exchange Act of 1934

                              MERCHANTS GROUP, INC.
                                (Name of Issuer)


                    Common Stock, Par Value $.0.01 per share
                         (Title of Class of Securities)

                                    588539106
                                 (CUSIP Number)


                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  MARCH 2, 2000
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  588539106
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC (" TBC")

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
 -------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware

--------------------------------------------------------------------------------
                       (7)  Sole Voting Power
                             TBC has sole voting power with
                             respect to 138,538 shares held in
                             certain TBC accounts as hereinafter
                             defined. Additionally, certain of
                             the members of TBC may be deemed to
                             have sole power to vote certain
                             shares as more fully set forth
                             herein.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                 0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              0 shares, except that certain of the members may
                              be deemed to have sole power to vote certain
                              shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              142,688 shares held in accounts of
                              TBC (as hereinafter defined.)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      142,688 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [x]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      5.45%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      IA, BD & 00

CUSIP No.  588539106
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      TBK Partners, L.P.  ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                       (7)  Sole Voting Power
                             5,000 shares, except that the
                             general partners in TBK, solely by
                             reason of their positions as such,
                             may be deemed to have shared power
                             to vote these shares.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                 0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              5,000 shares, except that the
                              general partners in TBK, solely by
                              reason of their positions as such
                              may be deemed to have shared power
                              to vote these shares.

                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              0 shares

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      5,000 shares

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.19%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN

CUSIP No.         588539106
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware

--------------------------------------------------------------------------------
                       (7)  Sole Voting Power
                             3,600 shares, except that the
                             general partners in Vanderbilt,
                             solely, by reason of their positions
                             as such, may be deemed to have
                             shared power to vote
                             these shares.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                 0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              3,600 shares, except that the
                              general partners in Vanderbilt,
                              solely by reason of their positions
                              as such, may be deemed to have
                              shared power to vote
                              these shares.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              0 shares

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      3,600 shares

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.13%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN

PRELIMINARY NOTE

          The persons filing this Amendment No. 5 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 5 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated October 14, 1993 (the "Statement"). The filing of this Amendment No. 5 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

          This Amendment No. 5 relates to the Common Stock, $.0.01 par value (the "Common Stock"), of Merchants Group, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 5 is a company organized under the laws of Delaware, with its principal executive offices located at 250 Main Street, Buffalo, New York 14202.

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 5.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 142,688 shares of Common Stock, which constitutes approximately 5.45% of the 2,617,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, TBK beneficially owns directly 5,000 shares of Common Stock, which constitutes approximately 0.19% of the 2,617,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 3,600 shares of Common Stock, which constitutes approximately 0.13% of the 2,617,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.


         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 151,288 shares, which constitutes approximately 5.78% of the 2,617,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 151,288 shares, which constitutes approximately 5.78% of the 2,617,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 5,000 shares of Common Stock which constitutes approximately 0.19% of the 2,617,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 142,688 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 138,538 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 138,538 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by TBK or Vanderbilt during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC during the sixty-day period ended as of the date hereof are set forth below:


                                    NO OF SHARES                       PRICE
TBC ACCOUNTS                        SOLD                               PER SHARE

01/11/00                            19,000                             $ 19 3/4
01/21/00                             4,500                             $ 19 5/8
02/07/00                               740                             $ 19
02/09/00                                74                             $ 19 1/8
02/10/00                               740                             $ 19
02/18/00                               175                             $ 18 3/4
02/24/00                             6,671                             $ 18 1/2
03/02/00                             2,500                             $ 18.1550



         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e)      Not applicable.

                                    SIGNATURE

         Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

                                     TWEEDY, BROWNE COMPANY LLC



                                     By /s/ Christopher H. Browne
                                        -------------------------
                                        Christopher H. Browne
                                        Member



                                     TBK PARTNERS, L.P.



                                     By /s/ Christopher H. Browne
                                        -------------------------
                                        Christopher H. Browne
                                        General Partner



                                     VANDERBILT PARTNERS, L.P.



                                     By /s/ Christopher H. Browne
                                        -------------------------
                                        Christopher H. Browne
                                        General Partner



Dated: March 10, 2000